Exhibit 23.1

KPMG LLP 4242 Six Forks Road Suite 850 Raleigh, NC 27609

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 23, 2024, except for Notes 1 and 23, as to which the date is August 14, 2024, with respect to the consolidated financial statements of First Citizens BancShares, Inc., and the effectiveness of internal control over financial reporting, and our report dated January 26, 2024 with respect to the statement of assets acquired and liabilities assumed of Silicon Valley Bridge Bank, N.A. by First-Citizens Bank & Trust Company, a wholly owned subsidiary of First Citizens BancShares, Inc., incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Raleigh, North Carolina

August 14, 2024